UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Iridium Communications, Inc.

File No. 001-33963 - CF#26455

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Iridium Communications, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on March 7, 2011, as amended on July 1, 2011 to re-file Exhibit 10.1 with fewer redactions.

Based on representations by Iridium Communications, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.1	through March 7, 2021
Exhibit 10.5	through March 7, 2016
Exhibit 10.6	through December 31, 2011
Exhibit 10.11	through March 7, 2021
Exhibit 10.18	through March 7, 2021

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Kathleen Krebs
Special Counsel